Exhibit 99.2

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE - For Immediate Release

BYND Cannasoft Enterprises Inc. announces the adoption of a shareholder rights plan

VANCOUVER, British Columbia, January 24, 2024 - BYND Cannasoft Enterprises Inc. (NASDAQ: BCAN) (CSE: BYND) (“BYND Cannasoft” or the “Company”) is pleased to announce that its board of directors (the “Board”) has adopted a shareholder rights plan (the “Plan”). While the Plan is effective immediately, its continuance is subject to the Plan being approved by the Company’s shareholders (the “Shareholders”) within six months. A special general meeting (the “SGM”) of the Shareholders has been scheduled for February 27, 2024, for the purpose of obtaining approval to the Plan, amongst other things.

The Plan was adopted to help ensure, to the extent possible, the fair treatment of the Shareholders in the event of any take-over bid, other acquisition of control, and/or “creeping” take-over bid for the Company without payment to the Shareholders of an adequate control premium. A creeping takeover bid occurs where acquisition of a significant interest in the Company takes place through a number of share purchases over time. The Plan is similar to rights plans adopted by other Canadian issuers. The Plan was not adopted in response to any specific proposal to acquire control of the Company, and the Company is not aware of any such proposal.

The Plan has an initial term of three years provided it is ratified by the Shareholders at the SGM. The Plan is contained in an agreement between the Company and Computershare Investor Services Inc., as rights agent, dated January 24, 2024, the full text of which is available on the Company’s profile at www.sedarplus.ca and upon written request by email to gabi@cannasoft-crm.com.

Under the Plan, rights (the “Rights”) have been issued to the holders of the Company’s common shares (the “Common Shares”) at a rate of one Right for each Common Share, and one Right will be issued and attached to each subsequently issued Common Share. The issuance of the Rights will not change the manner in which the Shareholders trade their Common Shares, and the Rights will automatically attach to the Common Shares with no further action by the Shareholders being required. The Rights issued under the Plan are exercisable at a discount to the then market price of the Common Shares, but only if an acquirer (together with certain related parties) becomes the beneficial owner of 15% or more of the Common Shares or commences a take-over without complying with the permitted bid provisions of the Plan.

The brief description of the Plan in this press release is qualified in its entirety by the full text of the Plan. Further details regarding the Plan will be included in the management information circular prepared for the SGM.

About BYND Cannasoft Enterprises Inc.

BYND Cannasoft Enterprises is an Israeli-based integrated software and cannabis company. BYND Cannasoft owns and markets “Benefit CRM,” a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management. Building on our 20 years of experience in CRM software, BYND Cannasoft is developing an innovative new CRM platform to serve the needs of the medical cannabis industry. The Cannabis CRM System will include a Job Management (BENEFIT) and a module system (CANNASOFT) for managing farms and greenhouses with varied crops.

BYND Cannasoft owns the patent-pending intellectual property for the EZ-G device. This device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to potentially treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience, and the prototype utilizes sensors to determine what enhances the users’ pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device. The data will be transmitted and received from the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction. Commercialization of the EZ-G device is subject to receipt of regulatory approvals.

For Further Information, please refer to the information available on the Company’s website: www.cannasoft-crm.com, the CSE’s website: www.thecse.com/en/listings/life-sciences/bynd-cannasoft-enterprises-inc and on SEDAR+: www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Those forward-looking statements include, without limitation, statements regarding the Company’s expectations for the growth of the Company’s operations and revenue. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2022 and annual information form dated March 31, 2023, which are available under the company’s profile at www.sedar.com, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 27, 2023. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@cannasoft-crm.com